

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 27, 2006

Mr. William N. Hagler
Chairman and President
Intermountain Refining Co., Inc.
1921 Bloomfield Boulevard
Farmington, New Mexico 87401

> **Re:** **Intermountain Refining Co., Inc.**
> **Form 10-KSB/A for Fiscal Year Ended February 28, 2005**
> **Filed February 15, 2006**
> **Form 10-Q/A for Fiscal Quarter Ended November 30, 2005**
> **Filed February 16, 2006**
> **Supplemental Response Letter**
> **Dated March 2, 2006**
> **File No. 333-91191**

Dear Mr. Hagler:

        We have reviewed your filings and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Accounting Comments

Form 10-K for the year ended February 28, 2005

Statements of Income and Comprehensive Income, page 18

1.   We note your response to Comment 2 in our letter dated February 28, 2006. Your response provides a quantitative analysis of the impact of your accounting for gathering fees and production and severances taxes as reductions to revenues in fiscal 2005 and 2004. It appears to us that you should account for these transactions as expense. In assessing the necessity to amend prior filings, SAB Topic 1:M clarifies that you are required to consider all of the relevant circumstances. A bullet-point list of qualitative factors that should be among

those considered is provided. Please provide to us your qualitative analysis demonstrating the materiality of the impact of your prior deviations from GAAP.

Closing Comments

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Sandy Eisen